                                   SWMX, Inc.
                                 1 Bridge Street
                            Irvington, New York 10533

                                November 1, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                           RE:      SWMX, INC.
                                    FORM SB-2 REGISTRATION STATEMENT
                                    FILE NO. 333- 136471
                                    --------------------------------

Ladies and Gentlemen:

         We  hereby  request  that  the  effective  date  for  the  registration statement  referred to above be accelerated so that such registration  statement will  become  effective  at 10:00 a.m.  EST time on  November 6, 2006 or as soon thereafter as practicable.

         We acknowledge that should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;  the action of the
Commission or the staff,  acting pursuant to delegated  authority,  in declaring the registration  statement effective,  does not relieve the Registrant from its
full   responsibility   for  the  adequacy  and  accuracy  of  the  registration
statement's  disclosures;  and the  Registrant  may not assert the  Commission's comments or the declaration of the  registration  statement's  effectiveness  as defense in any  proceeding  initiated by the  Commission or any person under the
United States' federal securities laws.

                                            Very truly yours,

                                            SWMX, Inc.

                                            By: /s/ James Caci
                                                --------------------------------
                                                James Caci
                                                Chief Financial Officer